EXHIBIT 99.10A

John Hancock Tax-Exempt Series Fund
101 Huntington Avenue
Boston, MA 02199

RE:      John Hancock Tax-Exempt Series Fund
                  Massachusetts Portfolio
                  New York Portfolio
         (File Nos.  33-12947; 811-5079)     (0000811921)

Ladies and Gentlemen:

In connection with the filing of Post-Effective Amendment No. 11 pursuant to Rule 24e-2 under the Investment Company Act of 1940, as amended, registering by Post-Effective Amendment No. 10 under the Securities Act of 1933, as amended, 22,998 shares of the John Hancock Tax-Exempt Series Fund (the "Fund") sold in reliance upon Rule 24e-2 during the fiscal year ending August 31, 1995, it is the opinion of the undersigned that such shares will be legally issued, fully paid and nonassessable.

In connection with this opinion it should be noted that the Fund is an entity of the type generally known as a "Massachusetts business trust." Under Massachusetts law, shareholders of a Massachusetts business trust may be held personally liable for the obligations of the Fund. However, the Fund's Declaration of Trust disclaims shareholder liability for obligations of the Fund and indemnifies any shareholder of the Fund, with this indemnification to be paid solely out of the assets of the Fund. Therefore, the shareholder's risk is limited to circumstances in which the assets of the Fund are insufficient to meet the obligations asserted against Fund assets.


                                           Sincerely,

                                       /s/ Avery P. Maher

                                           Avery P. Maher
                                           Assistant Secretary
                                           Member of Massachusetts Bar